100 East Wisconsin Avenue Suite 3300 Milwaukee, WI 53202-4108 PHone 414.271.6560 Fax 414.277.0656 Geoffrey R. Morgan Direct 414.225.2752 Email grmorgan@michaelbest.com

April 8, 2005

United States Securities and Exchange Commission
Attn: Mark P. Shuman
Branch Chief-Legal
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Merge Technologies Incorporated Preliminary Proxy Statement on Schedule 14A Filed March 11, 2005 File Number 0-29486

Dear Mr. Shuman:

        This will respond to your letters of March 18, 2005, and March 30, 2005, regarding the legal and accounting comments to the above-referenced preliminary Proxy Statement. We have organized our responses in the same order as the comments set forth in your letters. Accordingly, each numbered response corresponds to the same numbered comment in each of your letters.

March 18, 2005, Letter

1.
The exchangeable shares and shares of Merge common stock will be issued pursuant to a plan of arrangement under section 182 of the Business Corporations Act (Ontario) (the "OBCA"). Pursuant to clause 182(5)(f) of the OBCA, the Ontario Superior Court of Justice must approve the arrangement. Prior to the mailing of the proxy statement/management information circular to Cedara securityholders, Cedara will obtain an interim order from the Ontario Superior Court of Justice providing for the calling and holding of the Cedara special meeting and other procedural matters. Following the shareholder meetings, the Ontario Superior Court of Justice will hold a hearing regarding a final court order. The court will consider, among other things, the fairness and reasonableness of the arrangement.

          The traditional test applied by the Canadian courts in determining whether to approve an arrangement is that the court must be satisfied that the proposal is fair and reasonable. The appropriate test a court must apply in determining the fairness of a plan of arrangement is the "investor judgment" test. This test, which has been accepted and restated in numerous decisions, is whether the court may conclude that an intelligent and honest business person, as a member of the class concerned and acting in his or her own interest, might reasonably approve the plan. The courts, in considering the fairness of a proposed arrangement, will look to both procedural fairness and substantive fairness.

          The following discussion describes how the proposed arrangement and court orders meet the requirements set forth in Division of Corporation Finance Revised Staff Legal Bulletin No. 3 (October 20, 1999):

  A.
  The securities must be issued in exchange for securities, claims, or property interests.

          The exchangeable shares and shares of Merge common stock will be issued in exchange for Cedara common shares.

  B.
  A court or authorized governmental entity must approve the fairness of the terms and conditions of the exchange.

          As outlined above, in order for the arrangement to be implemented, the Ontario Superior Court of Justice must make a determination that the arrangement is fair and reasonable.

  C.
  The reviewing court or authorized governmental entity must: (i) find, before approving the transaction, that the terms and conditions of the exchange are fair to those to whom securities will be issued; and (ii) be advised before the hearing that the issuer will rely on the Section 3(a)(10) exemption based on the court's or authorized governmental entity's approval of the transaction.

          In making the final order approving the arrangement, the Ontario Superior Court of Justice must conclude that the terms and conditions of the exchange are fair to the holders of Cedara common shares and the holders of Cedara options.

          Cedara will include in its application to the Ontario Superior Court of Justice for the interim order an affidavit of an officer of Cedara stating that Cedara is advised by Merge that, if made, the order of the court will constitute the basis for reliance by Merge Technologies Incorporated and Merge Cedara ExchangeCo Limited on an exemption pursuant to Section 3(a)(10) from the registration requirement of the Securities Act, with respect to the Merge common stock and exchangeable shares to be issued pursuant to the arrangement, and that Merge and ExchangeCo intend to rely upon such exemption.

  D.
  The court or authorized governmental entity must hold a hearing before approving the fairness of the terms and conditions of the transaction.

          The Ontario Superior Court of Justice will hold a hearing to consider the fairness and reasonableness of the arrangement prior to making the final order approving the arrangement.

  E.
  A governmental entity must be expressly authorized by law to hold the hearing, although it is not necessary that the law require the hearing.

          N/A.

  F.
  The fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange.

          The fairness hearing held by the Ontario Superior Court of Justice will be open to holders of Cedara common shares and holders of Cedara options, being everyone to whom securities would be issued in the proposed exchange.

  G.
  Adequate notice must be given to all those persons.

          The fairness hearing of the Ontario Superior Court of Justice will be held immediately after the meeting of Cedara securityholders called to consider the arrangement. The interim order of the court and notice of the application for the final order approving the arrangement will be attached as an annex to the proxy statement/management information circular mailed to Cedara security holders and available on SEDAR, the electronic filing system maintained by Canadian securities regulators and analogous to EDGAR. The proxy statement/circular will be mailed to Cedara securityholders approximately 35 days prior to the date of the fairness hearing. The notice of application will be specifically addressed to the Director under the OBCA, holders of Cedara common shares and holders of Cedara options, Merge Technologies, Incorporated, Merge Cedara ExchangeCo Limited and Merge Technologies Holdings Co. The address, date and time of the hearing will be set out in the notice.

  H.
  There cannot be any improper impediments to the appearance by those persons at the hearing.

        There will be no impediments to the appearance by Cedara securityholders at the fairness hearing.

2.
Following the closing of the transaction, Merge will have outstanding, on a fully diluted basis, approximately 33,400,000 shares of its common stock, and, therefore, approximately 3,400,000 of the additional shares to be authorized are needed to consummate the transaction. Other than those shares, the registrant has no current plans, proposals or arrangements necessitating the increase in authorized shares. Page 147 of the Proxy Statement has been revised to reflect the fact that there are no such current plans, proposals or arrangements.

3.
We acknowledge that until a registration statement with respect to the issuance of shares of Merge common stock upon exchange of the exchangeable shares, which Merge anticipates filing shortly after the effective date of the transaction, has been declared effective, holders of exchangeable shares will not, unless an exemption from registration can be demonstrated, have the right to effect such an exchange and receive shares of Merge common stock. To clarify this, we have (i) added a sentence to Page 3 of the Proxy Statement; (ii) added a sentence to page 17 of the Proxy Statement; (iii) added a sentence to the appropriate risk factor on page 34 of the Proxy Statement; (iv) added a sentence to page 83 of the Proxy Statement; and (v) added a clarifying sentence on Page 96 of the Proxy Statement.

4.
The registrant's request for confidential treatment was withdrawn by letter to the Commission dated March 18, 2005.

March 30, 2005, Letter

1.
The registrant determined that Merge is the accounting acquirer for this transaction by considering the following aspects of paragraph 17 of FAS 141 (restated in part for purposes of completeness):

A.
The relative voting rights in the combined entity after the combination—all else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity.

          As described in the Proxy Statement, the Cedara shareholders are anticipated to own approximately 59% of the economic interest of the combined company, including the impact of options and warrants. There are no unusual or special voting arrangements.

  B.
  The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest—all else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity.

          Based upon our review of the shareholders of each individual entity, we do not believe that there exists a large voting interest by any individual or organized group of pre-transaction shareholders of either Cedara or Merge.

  C.
  The composition of the governing body of the combined entity—all else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity.

          As indicated in the Proxy Statement, the board of directors (governing body) of the combined entity is anticipated to consist of three (3) current Cedara directors and eight (8) current Merge directors.

  D.
  The composition of the senior management of the combined entity—all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity.

          The combined entity's senior management team is anticipated to be a combination of the pre-transaction management teams of the two companies. Specifically, (i) no chairman of the board has yet been selected; (ii) Richard Linden, the current Chief Executive Officer of Merge, will continue as the Chief Executive Officer of the combined entity; (iii) Merge does not anticipate naming a Chief Operating Officer for the combined entity; and (iv) Scott Veech, the Chief Financial Officer of Merge, will continue as the Chief Financial Officer of the combined entity. Messrs. Linden and Veech will be responsible for appointing the remaining members of the senior management team with oversight from the Board of Directors which, as described above, will be controlled by current Merge directors.

  E.
  The terms of the exchange of equity securities—all else being equal, the acquiring entity is the combining entity that pays a premium over the market value of the equity securities of the other combining entity or entities.

          As indicated in the joint press release dated January 18, 2005, the exchange ratio in the transaction represents a 17.5% premium to Cedara's 20-day weighted average market price prior to the announcement of the transaction.

          Based on the above analysis, Merge concluded that 3 of the criteria (items C, D and E above) lead to a conclusion that Merge is the accounting acquirer, 1 item (item A above) points to Cedara as the accounting acquirer and 1 item (item B above) is neutral. Therefore, the registrant concluded that Merge is the accounting acquirer for accounting purposes.

2.
While the registrant expects a charge for in-process research and development, it has only just commenced an evaluation of the amount of such charge. The registrant has engaged an independent valuation firm to assist in the evaluation of Cedara in-process research and development and the fair value of assets acquired, both tangible and intangible, and liabilities assumed, but work to date is at a very preliminary stage. As Merge is a direct competitor of Cedara and its subsidiaries in certain business lines, Merge has not had access to competitively sensitive information regarding Cedara, including information with respect to the requested detailed analysis of the in-process research and development. Therefore, the registrant is unable to provide any additional detail on this topic. The pro forma financial statements indicate that Merge currently has a process underway to evaluate the fair values of the assets acquired, including in-process research and development and liabilities assumed, and that no conclusions have yet been reached. The pro forma financial statements further indicate that as a result, the purchase price must be considered to be preliminary and the final purchase price allocation may differ materially from that included in the pro forma financial statements. The registrant believes that this disclosure is consistent with staff's guidance set out in the Division of Corporation Finance manual entitled "Accounting Disclosure Rules and Practices" in Topic 3.II.G(1)(g).

3.
Footnote 8 has been removed from Page 177 of the Proxy Statement.

4.
As noted in the response to Question 2 in the March 30, 2005 letter, Merge does not have access to certain information regarding Cedara, including information with respect to the requested detailed analysis of amortizable intangible assets. Therefore, the registrant is unable to provide any additional detail on this topic. The registrant anticipates disclosing in more detail the allocation of the purchase price to intangible assets, including a description of each amortizable intangible asset and the asset life/amortization period, in its Quarterly Report on Form 10-Q for the first quarter following consummation of the transaction. Merge's preliminary indication is that the $60 million is anticipated to include software and systems technology, trademarks and customer relationships. At this stage of the process, Merge does not have clear evidence to support a detailed allocation to these intangible assets.

5.
As noted by the staff, the residual amount of goodwill is estimated to be approximately 75% of the purchase price. Goodwill is significant due to the following:

a.
The anticipated synergies of the combined company leading to a larger more diversified company that Merge believes will offer one of the broadest healthcare and image and information management solution sets; and

  b.
  The value of the acquired workforce at Cedara, which is comprised of a number of highly skilled engineers, managers and executives.

          Goodwill is a mechanical residual value, as indicated in paragraph 43 of SFAS 141, and is anticipated to be significant given that Cedara's net tangible assets are only approximately $23 million, unearned compensation is estimated to be $12 million and identifiable intangible assets are estimated to be $60 million.

6.
The legal obligations that the registrant anticipates assuming, which will result in deferred revenue, consist of the following:

a.
Maintenance obligations, including technical support; and

b.
Professional services obligations, including ongoing engineering projects.

          The registrant plans to review the nature of each assumed obligation and determine the related fair value based on the direct and incremental cost of fulfilling the obligation plus a normal operating margin thereon. The registrant plans to limit its assumed normal operating margin to the profit margin on the costs required to fulfill the obligation (i.e., fulfillment effort), thus excluding the profit margin attributed to selling efforts. Therefore, the registrant has estimated on a preliminary basis that the fair value will be an amount less than the $4.8 million book value of deferred revenue related to Cedara stated in the December 31, 2004 pro-forma balance sheet, but as of yet is unable to provide an accurate estimate of that amount.

        Filed along with this letter is a revised Preliminary Proxy Statement on Schedule 14A, revised to reflect the matters described above and to reflect certain other updated information. To expedite your review, we are also sending you marked copies of the revised Preliminary Proxy Statement, marked to show changes from the Preliminary Proxy Statement filed on March 11, 2005.

        In connection with this filing, we represent that Merge hereby states the following:

  (a)
  Merge acknowledges that Merge is responsible for the adequacy and accuracy of the disclosure in this filing;

  (b)
  Merge acknowledges that the Staff's comments or changes to disclosure in response to the Staff's comments do not foreclose the SEC from taking any action with respect to this filing; and

  (c)
  Merge represents that it may not assert the Staff's comments as a defense in any proceeding initiated by the SEC or any person under the United States federal securities laws.

        Please contact Geoffrey R. Morgan at (414) 225-2752 with any questions you may have or for any further information you may require.

Sincerely,

Michael Best & Friedrich LLP

/s/  GEOFFREY R. MORGAN
Geoffrey R. Morgan
GRM:mkb